April 26, 2011

John Reynolds

Assistant Director

Shehzad Niazi

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:

VB Clothing, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 25, 2011

File No. 333-170779

Dear Mr. Reynolds:

The following is the registrants response to your comment letter of April 7, 2011.

Amendment No. 3 to Registration Statement on Form S-1

General

1.

We note that you have revised the description of your business to remove all references to denim and to refer to your products as either “fashion designs” or a “stretch panel.” Please revise throughout the prospectus as appropriate to describe in greater detail what particular “fashion designs” you intend to produce and market and to define “stretch panel.” We may have further comment.

Prospectus revised to describe in greater detail, women’s work out apparel and spandex.

Risk Factors, page 9

2.

We reissue comment one of our letter dated March 18, 2011. Please revise to clarify the risk of financial liability and fines due to your potential infringement of the intellectual property of others.

Revised to disclose the risk of financial liability and fines due to potential infringement of intellectual property of other clothing companies.

Use of Proceeds, page 14

3.

We reissue comment two of our letter dated March 18, 2011. We are unable to locate any changes to your disclosure in response to our comment. Please describe the specific costs you anticipate will be included in creating garment patterns and prototypes in connection with the line item Product Development and reconcile such costs with your discussion in MD & A, starting on page 26 of your proposed milestones. When reconciling your disclosure, please note that in your MD & A you allocate most of the Product Development funds to sale and promotional distribution efforts.

Changed line Item 4 to reflect MD&A on page 27 and revised costs in sales and marketing.

4.

We reissue comment three of our letter dated March 18, 2011. We are unable to locate any changes to your disclosure in response to our comment. Please clarify why you intend to compensate a third party for product development in light of your history of developing your product concepts without such arrangements.

There will be no compensation to any third parties for development of product concepts.

5.

We partially reissue comment three of our letter dated January 19, 2011. Please revise footnote two on page 14 to eliminate the reference to “includes but is not limited to” or describe what other ways such funds will be applied.

Deleted.

6.

We reissue comment five of our letter dated March 18, 2011. Please reconcile your disclosure in footnote four of this section with your discussion in MD & A of your proposed milestones. We note that the types of expenditures and related amounts listed in footnote four on page 14 do not appear to match your disclosure on page 27.

All amounts have been reconciled on page 17 with Item 4 under footnote.

7.

We reissue comment six of our letter dated March 18, 2011. We are unable to locate any changes to your disclosure in response to our comment. In this regard, we note the remaining statement in the last sentence under 0-3 months on page 27 regarding possible future expenses being funded by proceeds from the offering that are currently allocated to Working Capital. Please revise your disclosure in footnote three on page 14 to include a discussion of this possibility.

Added “may include” info from page 14 line Item 3.

Industry Analysis and Competition, page 20

Industry and Trend Analysis, page 20

8.

We partially reissue comment 10 of our letter dated March 28, 2011. Please expand on your discussion of industry trends in your target markets that may affect your business. In your revised disclosure, please address each of the five target markets identified on pages 20 and 21.

Expanded.

9.

We partially reissue comment 11 of our letter dated March 18, 2011. Please revise your discussion in this section to address the principal methods of competition within the industry.

Pricing, Marketing and sponsorship groups added.

Marketing, page 21

Online Marketing, page 21

10.

We reissue comment 14 of our letter dated March 18, 2011. We do not understand your supplemental response in light of that comment. Please advise or revise, as appropriate.

2009 info added along with this link. http://techcrunch.com/2010/03/08/forrester-forecast-online-retail-sales-will-grow-to-250-billion-by-2014/

Print Media, page 22

11.

We note the second paragraph of this section where you continue to mention targeting the motorcycle market. Please clarify this in light of your deletion of reference to Harley Davidson and the motorcycling industry elsewhere in the prospectus.

Motorcycle references deleted.

12 Month Growth Strategy and Milestones, page 22

12.

We reissue comment 15 of our letter dated March 18, 2011. We are unable to locate any changes to your disclosure in response to our comment. We note your discussion in the second paragraph of page 23 of an example vertical market that does not appear to relate to your specific business strategy. Please clarify this reference, and your disclosure elsewhere as appropriate, to provide specific examples of the vertical markets you are considering targeting for your online marketing services.

Clothing vertical market added.

Note A—Summary of Significant Account Policies, page F-1

Organization, Nature of Business and Trade Name, page F-1

13.

We reissue comment 16 of our letter dated March 18, 2011. We are unable to locate any changes to your disclosure in response to our comment. Please revise to reconcile your description of the nature of your business here with your disclosure elsewhere in your prospectus. For example, we note your discussion of unisex clothing, designer jeans and other products in this paragraph that have been removed or revised elsewhere in your prospectus. We also note your statement in your supplemental response to comment 10 of our letter dated January 19, 2011 that you are only pursuing women’s workout apparel now.

Removed other than workout apparel.

Management’s Discussion and Analysis or Plan of Operation, page 26

Proposed Milestones to Implement Business Operations, page 26

14.

We reissue comment 18 of our letter dated March 18, 2011. We are unable to locate the changes that your supplemental response indicates were made to your disclosure. Please revise your discussion under Online Marketing on page 21 to discuss your plans for “viral marketing,” including the steps you anticipate as being necessary to bring such a marketing strategy into fruition.

Added viral marketing to page 21.

Directors, Executive Officers, Promoters and Control Persons, page 29

Anthony Pasquale, President and Chief Executive Officer, page 19

15.

We partially reissue comment 21 of our letter dated March 18, 2011. Please clarify whether you intend to suggest that Mr. Pasquale served as a director of the two entities you now describe in the first paragraph of this section. Furthermore, clarify which specific positions Mr. Pasquale held as an “officer” of such entities. To the extent Mr. Pasquale did not serve as a director of such entities and only served as an officer in the capacities otherwise described in this section, please remove the statement regarding his services as “an officer and director on several privately held companies.” Furthermore, please revise your discussion on page 27 to provide the full names of the entities described as previously requested.

Deleted reference to office and director and added full names of the entities.

Other expenses of Issuance and Distribution, page II-1

16.

We partially reissue comment 23 of our letter dated March 18, 2011. Please revise the table in this section and your added disclosure on page 17 to individually quantify the fees to be paid to Triton Stock Transfer.

Triton stock transfer has closed. At this time the issuer has not retained a stock transfer agent so this reference has been removed.

Exhibits

General

17.

Please file the escrow agreement and any agreement with Triton Stock Transfer as exhibits to your amended registration statement. In this regard, we are unable to locate Exhibit 99(b) as discussed in the first paragraph of page 17.

Triton stock transfer has closed. At this time the issuer has not retained a stock transfer agent so this reference has been removed.

Exhibit 23.1

18.

We reissue comment 25 of our letter dated March 28, 2011. The accountant’s consent still does not include the language consenting to your disclosure on page 18 that the independent registered public accounting firm is an expert in accounting and auditing. Please have your auditors consent to your disclosure that it is an expert in accounting and auditing.

Reference removed from page 18.

Very truly yours,

/s/ Anthony Pasquale

Anthony Pasquale, President

VB Clothing, Inc.

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